Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

BlueRiver Acquisition Corp. (ROC #367278) (the “Company”)

TAKE NOTICE that at an Extraordinary General Meeting of the shareholders of the Company held on 2 February 2024, the following special resolution was passed:

RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Articles 49.7 and 49.8 in their entirety and the insertion of the following language in their place:

49.7 In the event that the Company does not consummate a Business Combination within 36 months from the consummation of the IPO (the “Termination Date”) or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a) cease all operations except for the purpose of winding up;

(b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

Notwithstanding the foregoing, in the event that the Company has not consummated a Business Combination within 36 months from the closing of the IPO, the Company may, without any need for shareholder approval, elect to extend the date to consummate the Business Combination on a monthly basis for up to 6 times by an additional 1 month each time after the 36th month from the closing of the IPO, by resolution of the Directors, until 42 months from the closing of the IPO, upon deposit of $0.025 into the Company’s Trust Account for each Public Share that has not been redeemed in accordance with the terms of the Articles, provided that such extension payment must be made prior to, on, or as soon as practicable after, the Termination Date.

49.8 In the event that any amendment is made to the Articles:

(a) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 42 months from the consummation of the IPO or such later time as the Members may approve in accordance with the Articles; or

(b) with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

/s/ Cynthia Cansell
Cynthia Cansell
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 7th day of February 2024